BlackRock Defined Opportunity Credit Trust
40 East 52nd Street
New York, NY 10022

June 18, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Section 17(g) of the Investment Company Act of 1940, as amended, and Rule 17g-1 thereunder, I hereby enclose for filing an amendment to the joint fidelity bond (the "Bond") of the BlackRock closed-end funds. This amendment is being filed for the purpose of adding BlackRock Defined Opportunity Credit Trust ("BHL") (File No. 811-22126) to the coverage of the Bond. Enclosed herewith in accordance with Rule 17g-1 please find: (i) a copy of the endorsements adding BHL to the Bond, (ii) a copy of the resolutions adopted by the Board of Trustees of BHL on November 7, 2007 with respect to these matters and (iii) a copy of the joint insured bond agreement among BHL and the other BlackRock closed-end funds named therein. BHL was added to the Bond effective January 29, 2008, and the Bond will terminate November 1, 2008. In connection with this addition of BHL to the Bond, premiums on the Bond for BHL have been paid through November 1, 2008. Absent the joint fidelity bond, BHL would have maintained an individual fidelity bond of $1,250,000. Should you have any questions regarding this filing, feel free to contact me at (212) 810-3806.

Sincerely,

/s/ Janey Ahn

Janey Ahn
Assistant Secretary
BlackRock Defined Opportunity Credit Trust

BHL RESOLUTION
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Joint Fidelity Bond
-------------------

RESOLVED, that the Board of Trustees of the Trust has determined that the participation by the Trust and other funds, series or accounts managed by the Advisor in the joint fidelity bond which provides for equitable sharing of recoveries, including payment of any reserve premiums, is in the best interests of the Trust; and further

RESOLVED, that the agreement between the Trust and other funds, series or accounts managed by the Advisor to enter into the joint fidelity bond (the "Joint Insured Bond Agreement"), be, and it hereby is, adopted and approved substantially in the form previously approved and adopted by the Board of Trustees on behalf of the BlackRock Closed-End Funds, together with such changes and modifications as the officers of the Trust deem advisable; and further

RESOLVED, that the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust or the Advisor, shall review such Joint Insured Bond Agreement at least annually in order to ascertain whether or not such policy continues to be in the best interests of the Trust, and whether or not the premiums to be paid by the Trust are fair and reasonable; and further

RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trust is hereby designated as the officer of the Trust who is authorized and directed to make the filings with the Securities and Exchange Commission (the "SEC") and give the notices required by Rule 17g-1(g); and further

RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.

VIGILANT INSURANCE COMPANY
Endorsement No.:	10
Bond Number:	82126651

NAME OF ASSURED: BLACKROCK INCOME TRUST

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 9 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on January 29, 2008.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

VIGILANT INSURANCE COMPANY
Endorsement No.:	11
Bond Number:	82126651

NAME OF ASSURED: BLACKROCK INCOME TRUST

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

BlackRock Income Trust
BCT Subsidiary, Inc.
BlackRock Apex Municipal Fund, Inc.
BlackRock Broad Investment Grade 2009 Term Trust Inc.
BlackRock California Insured Municipal Income Trust
BlackRock California Investment Quality Municipal Trust, Inc.
BlackRock California Municipal 2018 Term Trust
BlackRock California Municipal Bond Trust
BlackRock California Municipal Income Trust
BlackRock California Municipal Income Trust II
BlackRock Core Bond Trust
BlackRock Corporate High Yield Fund III, Inc.
BlackRock Corporate High Yield Fund V, Inc.
BlackRock Corporate High Yield Fund VI, Inc.
BlackRock Corporate High Yield Fund, Inc.
BlackRock Debt Strategies Fund, Inc.
BlackRock Diversified Income Strategies Fund, Inc.
BlackRock Dividend Achievers ™ Trust
BlackRock EcoSolutions Investment Trust
BlackRock Enhanced Capital and Income Fund, Inc.
BlackRock Enhanced Dividend Achievers ™ Trust
BlackRock Enhanced Equity Yield & Premium Fund, Inc.
BlackRock Enhanced Equity Yield Fund, Inc.
BlackRock Enhanced Government Fund, Inc.
BlackRock Floating Rate Income Strategies Fund II, Inc.
BlackRock Floating Rate Income Strategies Fund, Inc.
BlackRock Florida Insured Municipal Income Trust
BlackRock Florida Investment Quality Municipal Trust
BlackRock Florida Municipal 2020 Term Trust
BlackRock Florida Municipal Bond Trust
BlackRock Florida Municipal Income Trust
BlackRock Global Energy and Resources Trust
BlackRock Global Equity Income Trust
BlackRock Global Floating Rate Income Trust
BlackRock Global Opportunities Equity Trust
BlackRock Health Sciences Trust
BlackRock High Income Shares
BlackRock High Yield Trust

ICAP Bond
Form 17-02-6272 (Ed. 8-04)   Page 1

BlackRock Income Opportunity Trust, Inc.
BlackRock Income Trust, Inc.
BlackRock Insured Municipal Income Trust
BlackRock International Growth and Income Trust
BlackRock Investment Quality Municipal Trust, Inc.
BlackRock Limited Duration Income Trust
BlackRock Long-Term Municipal Advantage Trust
BlackRock Maryland Municipal Bond Trust
BlackRock Multi-Strategy Hedge Advantage
BlackRock Multi-Strategy Hedge Opportunities, LLC
BlackRock Muni Intermediate Duration Fund, Inc.
BlackRock Muni New York Intermediate Duration Fund, Inc.
BlackRock MuniAssets Fund, Inc.
BlackRock Municipal 2018 Term Trust
BlackRock Municipal 2020 Term Trust
BlackRock Municipal Bond Trust
BlackRock Municipal Income Trust
BlackRock Municipal Income Trust II
BlackRock MuniEnhanced Fund, Inc.
BlackRock MuniHoldings California Insured Fund, Inc.
BlackRock MuniHoldings Florida Insured Fund
BlackRock MuniHoldings Fund II, Inc.
BlackRock MuniHoldings Fund, Inc.
BlackRock MuniHoldings Insured Fund II, Inc.
BlackRock MuniHoldings Insured Fund, Inc.
BlackRock MuniHoldings New Jersey Insured Fund, Inc.
BlackRock MuniHoldings New York Insured Fund, Inc.
BlackRock MuniVest Fund II, Inc.
BlackRock MuniVest Fund, Inc.
BlackRock MuniYield Arizona Fund, Inc.
BlackRock MuniYield California Fund, Inc.
BlackRock MuniYield California Insured Fund, Inc.
BlackRock MuniYield Florida Fund
BlackRock MuniYield Florida Insured Fund
BlackRock MuniYield Fund, Inc.
BlackRock MuniYield Insured Fund, Inc.
BlackRock MuniYield Michigan Insured Fund II, Inc.
BlackRock MuniYield Michigan Insured Fund, Inc.
BlackRock MuniYield New Jersey Fund, Inc.
BlackRock MuniYield New Jersey Insured Fund, Inc.
BlackRock MuniYield New York Insured Fund, Inc.
BlackRock MuniYield Pennsylvania Insured Fund
BlackRock MuniYield Quality Fund II, Inc.
BlackRock MuniYield Quality Fund, Inc.
BlackRock New Jersey Investment Quality Municipal Trust, Inc.
BlackRock New Jersey Municipal Bond Trust
BlackRock New Jersey Municipal Income Trust
BlackRock New York Insured Municipal Income Trust
BlackRock New York Investment Quality Municipal Trust, Inc.
BlackRock New York Municipal 2018 Term Trust
BlackRock New York Municipal Bond Trust
BlackRock New York Municipal Income Trust
BlackRock New York Municipal Income Trust II
BlackRock Preferred and Corporate Income Strategies Fund, Inc.
BlackRock Preferred and Equity Advantage Trust
BlackRock Preferred Income Strategies Fund, Inc.

ICAP Bond
Form 17-02-6272 (Ed. 8-04)   Page 2

BlackRock Preferred Opportunity Trust
BlackRock Real Asset Equity Trust
BlackRock S&P Quality Rankings Global Equity Managed Trust
Master Senior Floating Rate LLC
BlackRock Senior Floating Rate Fund II, Inc.
BlackRock Senior Floating Rate Fund, Inc.
BlackRock Senior High Income Fund, Inc.
BlackRock Strategic Bond Trust
BlackRock Strategic Dividend Achievers ™ Trust
BlackRock Virginia Municipal Bond Trust
BlackRock World Investment Trust
TheBlackRock California Insured Municipal 2008 Term Trust, Inc.
TheBlackRock Florida Insured Municipal 2008 Term Trust, Inc.
TheBlackRock Insured Municipal 2008 Term Trust, Inc.
TheBlackRock Insured Municipal Term Trust, Inc.
TheBlackRock New York Insured Municipal 2008 Term Trust, Inc.
TheBlackRock Pennsylvania Strategic Municipal Trust
TheBlackRock Strategic Municipal Trust
The Massachusetts Health & Education Tax-Exempt Trust
BlackRock Defined Opportunity Credit Trust

This Endorsement applies to loss discovered after 12:01 a.m. on January 29, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

ICAP Bond
Form 17-02-6272 (Ed. 8-04)   Page 3

JOINT FIDELITY BOND AGREEMENT BY AND AMONG
THE BLACKROCK CLOSED-END FUNDS

JOINT FIDELITY BOND AGREEMENT (the “Agreement”), dated as of November 1, 2007, by and among the BlackRock Closed-End Funds (each, a “Fund” and collectively, the “Funds”) listed on Schedule A attached hereto, as the same may be amended from time to time, all of which are named insureds on a certain fidelity bond underwritten by Vigilant Insurance Company (“Vigilant”), a member of the Chubb Group of Insurance Companies, covering certain acts relating to the Funds (the “Bond”).

W I T N E S S E T H

 WHEREAS, each of the Funds is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, by the terms of Rule 17g-1 under the 1940 Act, the Funds are required to provide and to maintain in effect a bond against larceny and embezzlement by their officers and employees.  By the terms of the rule, the Funds are authorized to secure the Bond that names all of the Funds as insureds;

WHEREAS, Rule 17g-1(f) under the 1940 Act requires that a registered management investment company named as an insured on a joint fidelity bond enter into a certain agreement with the other named insureds;

WHEREAS, a majority of the Board of Directors/Trustees (collectively, the “Board,” the members of which are referred to as “Directors”) of each Fund who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act have given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of such Bond, and the majority of such Directors have approved the amount, type, form and coverage of the Bond and the portion of the premium payable with respect to each Fund; and

WHEREAS, the Board has determined that the allocation of the proceeds payable under the Bond as set forth herein (which takes into account the extent to which the share of the premium allocated to each Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond) is equitable with respect to each Fund and that each Fund will benefit from its respective participation in the Joint Fidelity Bond in compliance with this Rule.

NOW, THEREFORE, in consideration of the mutual premises and covenants herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed by and between the Funds hereto as follows:

1.           Joint Insured Bond.  The Funds have procured from Vigilant, a reputable fidelity insurance company, the Bond insuring each Fund against larceny and embezzlement of its securities and funds by such of its officers and employees who may, singly or jointly with others, have access to such securities or funds, directly or through authority to draw upon such funds or to direct generally the disposition of such securities.  The Bond names each Fund as an insured, and complies with the requirements established by Rule 17g-1 under the 1940 Act.

2.           Amount.  The Bond is in the amount based upon the total assets of each Fund, which are equal to or in excess of the minimum coverages required for each Fund under Rule 17g-1.

3.           Ratable Allocation of Premium.  Each Fund will pay the percentage of the premium due under the Joint Fidelity Bond which is proportionate to the coverage as described in Paragraph 2.

4.           Ratable Allocation of Proceeds.

(a)  In the event any recovery under the Bond is received as a result of a loss sustained by any of the Funds, then each Fund sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that the claim bears to the total amount claimed by all participants, but at least equal to the amount which each such Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

(b)  If the recovery is inadequate fully to indemnify each such Fund sustaining a loss, the recovery shall be allocated among such Funds as follows:

(i)  Each Fund sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the amount of coverage maintained by such Fund as set forth under Paragraph 2.

(ii) The remaining portion of the proceeds shall be allocated to each Fund sustaining a loss not fully covered by the allocation under subparagraph (i) in the proportion that each such Fund’s gross assets as of the end of its fiscal quarter preceding the loss bears to the sum of the gross assets of all such Funds.  If such allocation would result in any Fund sustaining a loss receiving a portion of the recovery in excess of the loss actually sustained by such Fund, the aggregate of such excess portions shall be allocated among the other Funds whose losses would not be fully indemnified in the same proportion as each such Fund’s gross assets bear to the sum of the gross assets of all Funds entitled to receive a share of the excess (both determined as of the fiscal quarter of each Fund preceding the loss).  Any allocation in excess of a loss actually sustained by any such Fund shall be reallocated in the same manner.

5.           Claims and Settlements. Each Fund shall, within ten days after the making of any claim under the Bond, provide the other Funds with written notice of the amount and nature of such claim.  Each Fund shall, within ten days after the receipt thereof, provide the other Funds with written notice of the terms of settlement of any claim made under the Bond by such Fund.

6.           Modification and Amendments.

(a)  If a Fund shall determine that the coverage required by Rule 17g-1 for such Fund has changed, or that the amount of the total coverage allocated to such Fund should otherwise be modified, it shall so notify the other Funds setting forth the modification which it believes to be appropriate, and the proposed treatment of any increased or return premium.

(b)  Within 60 days after such notice, the Funds shall seek the approval required by Rule 17g-1, and if approvals are obtained, shall effect an amendment to this Agreement and the Bond.  Any Fund may terminate this Agreement (except with respect to losses occurring prior to such withdrawal) by giving at least 60 days’ written notice to the other Funds.  The Fund(s) terminating the Agreement shall thereafter be removed as a named insured in accordance with Rule 17g-1 and the Fund(s) shall be entitled to receive the  pro rata portion of any return of premium paid to the insurance company.

(c)  This Agreement is intended to cover all entities insured under the Joint Fidelity Bond.  Any insured under the Bond that is not currently listed on Schedule A hereto may be added to this Agreement by a written amendment.  The Funds hereby consent to additional registered investment companies advised by BlackRock Advisors, LLC and its affiliates being named as an insured under the Bond and the Agreement.

7.           Limitation of Liability for Massachusetts business trusts. The Declaration of Trust for each Fund listed on Schedule A hereto that is organized as a Massachusetts business trust (each, a “Massachusetts Trust”) is on file with the Secretary of the Commonwealth of Massachusetts. This Agreement is executed on behalf of such Massachusetts Trusts by the Trust’s Chief Executive Officer and not individually and the obligations imposed upon each Massachusetts Trust by this Agreement are not binding upon any of the Massachusetts Trust’s respective Board members, officers or shareholders individually but are binding only upon the assets and property of such Massachusetts Trust.

8.           No Assignment.  This Agreement is not assignable.

9.           Counterparts.  This Agreement may be executed in any number of counterparts which together shall constitute a single instrument.

10.          Governing Law.  The Agreement shall be construed in accordance with the laws of the State of New Jersey.

11.          Notices.  All Notices and other communications hereunder shall be in writing and shall be addressed to the appropriate Fund at P.O. Box 9011, Princeton, NJ  08543-9011.

IN WITNESS WHEREOF, each Fund has caused the foregoing instrument to be executed by their duly authorized officers, all as of the day and the year first above written.

/s/ Neal Andrews
Name:	Neal Andrews
Title:	Assistant Treasurer of each Fund listed
on Schedule A

Schedule A - Updated as of January 31, 2008

BlackRock Income Trust
BCT Subsidiary, Inc.
BlackRock Apex Municipal Fund, Inc.
BlackRock Broad Investment Grade 2009 Term Trust Inc.
BlackRock California Insured Municipal Income Trust
BlackRock California Investment Quality Municipal Trust, Inc.
BlackRock California Municipal 2018 Term Trust
BlackRock California Municipal Bond Trust
BlackRock California Municipal Income Trust
BlackRock California Municipal Income Trust II
BlackRock Core Bond Trust
BlackRock Corporate High Yield Fund III, Inc.
BlackRock Corporate High Yield Fund V, Inc.
BlackRock Corporate High Yield Fund VI, Inc.
BlackRock Corporate High Yield Fund, Inc.
BlackRock Debt Strategies Fund, Inc.
BlackRock Diversified Income Strategies Fund, Inc.
BlackRock Dividend Achievers ™ Trust
BlackRock EcoSolutions Investment Trust
BlackRock Enhanced Capital and Income Fund, Inc.
BlackRock Enhanced Dividend Achievers ™ Trust
BlackRock Enhanced Equity Yield & Premium Fund, Inc.
BlackRock Enhanced Equity Yield Fund, Inc.
BlackRock Enhanced Government Fund, Inc.
BlackRock Floating Rate Income Strategies Fund II, Inc.
BlackRock Floating Rate Income Strategies Fund, Inc.
BlackRock Florida Insured Municipal Income Trust
BlackRock Florida Investment Quality Municipal Trust
BlackRock Florida Municipal 2020 Term Trust
BlackRock Florida Municipal Bond Trust
BlackRock Florida Municipal Income Trust
BlackRock Global Energy and Resources Trust
BlackRock Global Equity Income Trust
BlackRock Global Floating Rate Income Trust
BlackRock Global Opportunities Equity Trust
BlackRock Health Sciences Trust
BlackRock High Income Shares
BlackRock High Yield Trust
BlackRock Income Opportunity Trust, Inc.
BlackRock Income Trust, Inc.
BlackRock Insured Municipal Income Trust
BlackRock International Growth and Income Trust
BlackRock Investment Quality Municipal Trust, Inc.
BlackRock Limited Duration Income Trust
BlackRock Long-Term Municipal Advantage Trust
BlackRock Maryland Municipal Bond Trust
BlackRock Multi-Strategy Hedge Advantage
BlackRock Multi-Strategy Hedge Opportunities, LLC
BlackRock Muni Intermediate Duration Fund, Inc.
BlackRock Muni New York Intermediate Duration Fund, Inc.
BlackRock MuniAssets Fund, Inc.
BlackRock Municipal 2018 Term Trust
BlackRock Municipal 2020 Term Trust
BlackRock Municipal Bond Trust
BlackRock Municipal Income Trust
BlackRock Municipal Income Trust II
BlackRock MuniEnhanced Fund, Inc.
BlackRock MuniHoldings California Insured Fund, Inc.
BlackRock MuniHoldings Florida Insured Fund
BlackRock MuniHoldings Fund II, Inc.
BlackRock MuniHoldings Fund, Inc.
BlackRock MuniHoldings Insured Fund II, Inc.
BlackRock MuniHoldings Insured Fund, Inc.
BlackRock MuniHoldings New Jersey Insured Fund, Inc.
BlackRock MuniHoldings New York Insured Fund, Inc.
BlackRock MuniVest Fund II, Inc.
BlackRock MuniVest Fund, Inc.
BlackRock MuniYield Arizona Fund, Inc.
BlackRock MuniYield California Fund, Inc.
BlackRock MuniYield California Insured Fund, Inc.
BlackRock MuniYield Florida Fund
BlackRock MuniYield Florida Insured Fund
BlackRock MuniYield Fund, Inc.
BlackRock MuniYield Insured Fund, Inc.
BlackRock MuniYield Michigan Insured Fund II, Inc.
BlackRock MuniYield Michigan Insured Fund, Inc.
BlackRock MuniYield New Jersey Fund, Inc.
BlackRock MuniYield New Jersey Insured Fund, Inc.
BlackRock MuniYield New York Insured Fund, Inc.
BlackRock MuniYield Pennsylvania Insured Fund
BlackRock MuniYield Quality Fund II, Inc.
BlackRock MuniYield Quality Fund, Inc.
BlackRock New Jersey Investment Quality Municipal Trust, Inc.
BlackRock New Jersey Municipal Bond Trust
BlackRock New Jersey Municipal Income Trust
BlackRock New York Insured Municipal Income Trust
BlackRock New York Investment Quality Municipal Trust, Inc.
BlackRock New York Municipal 2018 Term Trust
BlackRock New York Municipal Bond Trust
BlackRock New York Municipal Income Trust
BlackRock New York Municipal Income Trust II
BlackRock Preferred and Corporate Income Strategies Fund, Inc.
BlackRock Preferred and Equity Advantage Trust
BlackRock Preferred Income Strategies Fund, Inc.
BlackRock Preferred Opportunity Trust
BlackRock Real Asset Equity Trust
BlackRock S&P Quality Rankings Global Equity Managed Trust
Master Senior Floating Rate LLC
BlackRock Senior Floating Rate Fund II, Inc.
BlackRock Senior Floating Rate Fund, Inc.
BlackRock Senior High Income Fund, Inc.
BlackRock Strategic Bond Trust
BlackRock Strategic Dividend Achievers ™ Trust
BlackRock Virginia Municipal Bond Trust
BlackRock World Investment Trust
TheBlackRock California Insured Municipal 2008 Term Trust, Inc.
TheBlackRock Florida Insured Municipal 2008 Term Trust, Inc.
TheBlackRock Insured Municipal 2008 Term Trust, Inc.
TheBlackRock Insured Municipal Term Trust, Inc.
TheBlackRock New York Insured Municipal 2008 Term Trust, Inc.
TheBlackRock Pennsylvania Strategic Municipal Trust
TheBlackRock Strategic Municipal Trust
The Massachusetts Health & Education Tax-Exempt Trust
BlackRock Defined Opportunity Credit Trust